Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Finance of America Companies Inc. (the Company) of our reports dated March 15, 2024, relating to the consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting of the Company, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.

/s/ BDO USA, P.C.
Philadelphia, Pennsylvania
March 15, 2024

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.